FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of October, 2004

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F    /X/                       Form 40-F    / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Yes    / /                            No    /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               Yes     / /                           No   /X/

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes     / /                           No     /X/

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                                  EXHIBIT LIST

  Exhibit     Description

    99.1      Press release dated October 14, 2004 titled:
              Elan announces webcast of third quarter 2004 financial results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    ELAN CORPORATION, plc

                                    By:   /s/ William F. Daniel
                                          --------------------------------------
                                          William F. Daniel
                                          Company Secretary

Date: October 14, 2004

                                                                    Exhibit 99.1






                              FOR IMMEDIATE RELEASE


Contacts:
Investors:                                            Media:
Emer Reynolds                                         Anita Kawatra
Ph:      353-1-709-4000                               Ph:  212-407-5740
         800-252-3526                                      800-252-3526


         ELAN ANNOUNCES WEBCAST OF THIRD QUARTER 2004 FINANCIAL RESULTS

DUBLIN, IRELAND, OCTOBER 14, 2004 -- Elan Corporation, plc announced today that it will host a conference call on Thursday, October 28, 2004 at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan's third quarter 2004 financial results, which will be released before the U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.